

Mail Stop 3030

August 24, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Jinzhao Wu
Chief Executive Officer
China Northern Medical Device, Inc.
180 Hongqi Da Jie, Suite 400
Nangang District, Haerbing City
Heilongjiang Province, China 150090

> **Re: China Northern Medical Device, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed April 6, 2009**
> **File No. 000-53089**

Dear Mr. Wu:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

-Report of Independent Registered Accounting Firm, page F-3

1.	We note from pages F-5 through pages F-7 that you present your cumulative inception-to-date financial statement data from March 26, 2007 thru December 31, 2008 as required by section 915 of the FASB Accounting Standards Codification. Please have your auditor expand its opinion in future filings to include an opinion on the cumulative inception to date financial statements.

Exhibit 31

2.	We note here and within your March 31, 2009 and June 30, 2009 Forms 10-Q that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. For instance, we note that you refer to "small business issuer" rather than "registrant." Please revise your future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief